UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

SERVICEMASTER GLOBAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81761R 109

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton, Dubilier & Rice Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 33,368,799 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 33,368,799 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,368,799 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 24.85% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 33,368,799 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 33,368,799 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,368,799 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 24.85% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 39,858,166 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 39,858,166 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,858,166 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 29.69% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Investment Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 39,858,166 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 39,858,166 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,858,166 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 29.69% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,489,367 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,489,367 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,489,367 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 4.83% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Associates VII (Co-Investment), Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,489,367 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,489,367 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,489,367 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 4.83% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR SVM Co-Investor L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,640,694 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,640,694 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,640,694 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 3.46% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR SVM Co-Investor GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,640,694 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,640,694 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,640,694 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 3.46% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR SVM Co-Investor No. 2 L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,209,854 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,209,854 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,209,854 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 1.65% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CDR SVM Co-Investor No. 2 GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,209,854 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,209,854 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,209,854 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 1.65% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Parallel Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 188,813 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 188,813 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,813 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.14% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

CUSIP No. 81761R 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CD&R Parallel Fund Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 188,813 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 188,813 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 188,813 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0.14% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)   See Item 4(c) below.

(2)   Based on 134,255,002 shares of common stock outstanding as of January 20, 2015.

Item 1.
(a)	Name of Issuer ServiceMaster Global Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 860 Ridge Lake Boulevard Memphis, Tennessee 38120 (901) 597-1400

Item 2.
(a)	Name of Person Filing

Name of Person Filing	Address	Citizenship
Clayton, Dubilier & Rice Fund VII, L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VII, Ltd.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VII, L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Investment Associates VII, Ltd.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Associates VII (Co-Investment), Ltd.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CDR SVM Co-Investor L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CDR SVM Co-Investor GP Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CDR SVM Co-Investor No. 2 L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CDR SVM Co-Investor No. 2 GP Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Parallel Fund VII, L.P.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands
CD&R Parallel Fund Associates VII, Ltd.	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104	Cayman Islands

Clayton, Dubilier & Rice Fund VII, L.P., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Investment Associates VII, Ltd., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Associates VII (Co-Investment), Ltd., CDR SVM Co-Investor L.P., CDR SVM Co-Investor GP Limited, CDR SVM Co-Investor No. 2 L.P., CDR SVM Co-Investor No. 2 GP Limited, CD&R Parallel Fund VII, L.P. and CD&R Parallel Fund Associates VII, Ltd. have entered into a Joint Filing Agreement, dated February 17, 2015, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which such reporting persons have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence See Item 2(a) above.
(c)	Citizenship See Item 2(a) above.
(d)	Title of Class of Securities Common Stock, par value $0.01 per share
(e)	CUSIP Number 81761R 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See below.
	(b)	Percent of class: See below.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See below.
		(ii)	Shared power to vote or to direct the vote See below.
		(iii)	Sole power to dispose or to direct the disposition of See below.
		(iv)	Shared power to dispose or to direct the disposition of See below.

As of the dates listed in the table below, each of the Reporting Persons beneficially owned the number and percentage of issued and outstanding shares of common stock of ServiceMaster Global Holdings, Inc. listed opposite its name:

	As of December 31, 2014			As of February 17, 2015
Reporting Person	Amount Beneficially Owned(a)		Percent of Class(b)	Amount Beneficially Owned(a)		Percent of Class(c)
Clayton, Dubilier & Rice Fund VII, L.P.	40,000,000	(d)(f)	29.79%	26,518,251	(d)(f)	19.75%
CD&R Associates VII, Ltd.	0	(d)	0%	0	(d)	0%
CD&R Associates VII, L.P.	0	(d)(e)	0%	0	(d)(e)	0%
CD&R Investment Associates VII, Ltd.	0	(d)(e)	0%	0	(d)(e)	0%
Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.	9,788,528	(e)	7.29%	6,489,367	(e)	4.83%
CD&R Associates VII (Co-Investment), Ltd.	0	(e)	0%	0	(e)	0%
CDR SVM Co-Investor L.P.	7,000,000	(f)	5.21%	4,640,694	(f)	3.46%
CDR SVM Co-Investor GP Limited	0	(f)	0%	0	(f)	0%
CDR SVM Co-Investor No. 2 L.P.	3,333,333	(f)	2.48%	2,209,854	(f)	1.65%
CDR SVM Co-Investor No. 2 GP Limited	0	(f)	0%	0	(f)	0%
CD&R Parallel Fund VII, L.P.	284,805	(g)	0.21%	188,813	(g)	0.14%
CD&R Parallel Fund Associates VII, Ltd.	0	(e)(g)	0%	0	(e)(g)	0%

(a)          Does not include 4,338 restricted shares issued to Clayton, Dubilier & Rice, LLC, as assignee of compensation payable to certain members of the board of directors of ServiceMaster Global Holdings, Inc. associated with Clayton, Dubilier & Rice, LLC pursuant to their service as directors of ServiceMaster Global Holdings, Inc.

(b)         Based on 134,255,022 shares of common stock outstanding as of January 20, 2015.

(c)           Based on 134,255,022 shares of common stock outstanding as of January 20, 2015, after giving effect to the sales on February 10, 2015 and February 13, 2015 by Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CDR SVM Co-Investor L.P., CDR SVM Co-Investor No. 2 L.P. and CD&R Parallel Fund VII, L.P. (the “CD&R Affiliates”) of certain shares held by them, pursuant to an effective registration statement (File No. 333-201640) filed by the Company on February 3, 2015 that provided for the sale by the CD&R Affiliates and certain other selling stockholders of certain shares of the Company’s common stock (“Shares”).  Pursuant to the related Underwriting Agreement, dated February 4, 2015, between the Company, the CD&R Affiliates, certain other selling stockholders and the several underwriters named therein, in transactions on February 10, 2015 and February 13, 2015, Clayton, Dubilier & Rice Fund VII, L.P. sold an aggregate of 13,481,749 Shares, Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P. sold an aggregate of 3,299,161 Shares, CDR SVM Co-Investor L.P. sold an aggregate of 2,359,306 Shares, CDR SVM Co-Investor No. 2 L.P. sold an aggregate of 1,123,479 Shares and CD&R Parallel Fund VII, L.P. sold an aggregate of 95,992 Shares.

(d)         Clayton, Dubilier & Rice Fund VII, L.P. is a Cayman Islands exempted limited partnership of which CD&R Associates VII, Ltd. is the general partner, whose sole stockholder is CD&R Associates VII, L.P., of which CD&R Investment Associates VII, Ltd. is the general partner.  Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by Clayton, Dubilier & Rice Fund VII, L.P., as well as of the shares held by each of Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CDR SVM Co-Investor L.P. and CDR SVM Co-Investor No. 2 L.P.

(e)          Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P. is a Cayman Islands exempted limited partnership of which CD&R Associates VII (Co-Investment), Ltd. is the general partner, whose sole stockholder is CD&R Associates VII, L.P., of which CD&R Investment Associates VII, Ltd. is the general partner.  CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two-person board of directors, Donald J. Gogel and Kevin J. Conway, as the directors of each of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the shares shown as beneficially owned by the CD&R Affiliates. Such persons expressly disclaim such beneficial ownership.

(f)           CDR SVM Co-Investor L.P. is a Cayman Islands exempted limited partnership of which CDR SVM Co-Investor GP Limited is the general partner, whose sole stockholder is Clayton, Dubilier & Rice Fund VII, L.P.  CDR SVM Co-Investor No. 2 L.P. is a Cayman Islands exempted limited partnership of which CDR SVM Co-Investor No. 2 GP Limited is the general partner, whose sole stockholder is Clayton, Dubilier & Rice Fund VII, L.P.  Each of CDR SVM Co-Investor GP Limited and CDR SVM No. 2 GP Limited expressly disclaims beneficial ownership of the shares held by each of CDR SVM Co-Investor L.P., Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., and CDR SVM Co-Investor No. 2 L.P.  Clayton, Dubilier & Rice Fund VII, L.P. expressly disclaims beneficial ownership of the shares held by each of CDR SVM Co-Investor L.P. and CDR SVM Co-Investor No. 2 L.P.

(g)          CD&R Parallel Fund VII, L.P. is a Cayman Islands exempted limited partnership of which CD&R Parallel Fund Associates VII, Ltd. is the general partner.  CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CDR SVM Co-Investor L.P. and CDR SVM Co-Investor No. 2 L.P.

Investment and voting decisions with respect to shares held by each of the CD&R Affiliates are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of more than ten individuals (the "Investment Committee"). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group

Each of Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CDR SVM Co-Investor L.P., CDR SVM Co-Investor No. 2 L.P. and CD&R Parallel Fund VII, L.P. (collectively, the “CD&R Funds”), is a party to the Second Amended and Restated Stockholders Agreement, dated as of June 26, 2014 (the “Stockholders Agreement”), among ServiceMaster Global Holdings, Inc. (“ServiceMaster”), StepStone Co-Investment (ServiceMaster) LLC, 2007 Co-Investment Portfolio L.P., StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners II Cayman Holding, L.P. (collectively, the “StepStone Funds”), the CD&R Funds, and the other stockholders party thereto.  The Stockholders Agreement requires that the CD&R Funds and the StepStone Funds vote their shares of the common stock of ServiceMaster (the “Common Stock”) for directors that are designated in accordance with the provisions of the Stockholders Agreement.

The stock ownership reported for the CD&R Funds does not include any shares owned by the StepStone Funds. Each of the CD&R Funds disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.  The aggregate number of shares of Common Stock beneficially owned collectively by the CD&R Funds and the StepStone Funds, based on available information, is approximately 48,816,022, which represents approximately 36.4% of the outstanding Common Stock.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

CLAYTON, DUBILIER & RICE FUND VII, L.P.
	By:	CD&R Associates VII, Ltd., its general partner

Date: February 17, 2015

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CD&R ASSOCIATES VII, LTD.

Date: February 17, 2015

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CD&R ASSOCIATES VII, L.P.
	By:	CD&R Investment Associates VII, Ltd.,
its general partner

Date: February 17, 2015

By: /s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and
Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII, LTD.

Date: February 17, 2015

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CLAYTON, DUBILIER & RICE FUND VII (CO-INVESTMENT), L.P.
	By:	CD&R Associates VII (Co-Investment), Ltd.,
its general partner

Date: February 17, 2015

By: /s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII (CO-INVESTMENT), LTD.
Date: February 17, 2015

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CDR SVM CO-INVESTOR L.P.
	By:	CDR SVM Co-Investor GP Limited,
its general partner

Date: February 17, 2015

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CDR SVM CO-INVESTOR GP LIMITED

Date: February 17, 2015

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CDR SVM CO-INVESTOR NO. 2 L.P.
	By:	CDR SVM Co-Investor No. 2 GP Limited,
its general partner

Date: February 17, 2015

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CDR SVM CO-INVESTOR NO. 2 GP Limited

Date: February 17, 2015

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

CD&R PARALLEL FUND VII, L.P.
	By:	CD&R Parallel Fund Associates VII,
Ltd., its general partner

Date: February 17, 2015

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary

CD&R PARALLEL FUND ASSOCIATES VII, LTD.

Date: February 17, 2015

	By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and
Assistant Secretary